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During the year ended September 30, 1996, the Fund adjusted the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 1996, amounts have been reclassified to reflect a decrease in overdistributed net investment income of $13,482. Accumulated net realized gain on investments was decreased by the same amount. In addition, to properly reflect foreign currency gain in the components of capital, $55,959 of foreign exchange gain determined according to U.S. federal income tax rules has been reclassified from net realized gain to net investment income.